SEC Mail Processing Section

FEB 27 2008

Washington, DC
101

SECURITI 08026965 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Securities Inc

OFFICIAL USE ONLY
16659
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Liberty Street
(No. and Street)

San Francisco, CA 94110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Scarcello (415) 401-6640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WELLINGTON SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2007 AND 2006

OATH OR AFFIRMATION

I, Charles J. Scarcello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: President

Notary Public

PRANITA SINGH
Commission # 1609834
Notary Public - California
San Mateo County
My Comm. Expires Aug 26, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wellington Securities Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Wellington Securities, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wellington Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2007 information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 20, 2008

WELLINGTON SECURITIES, INC.
Statements of Financial Condition
December 31, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 29,134	$ 68,490
Deposits with clearing broker	73,254	29,190
Total cash	102,388	97,680
Prepaid expense	2,800	2,800
Commissions receivable	34,248	29,204
Miscellaneous accounts receivable	-	2,665
Deferred income tax benefits	173	120
	$ 139,609	$ 132,469

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable and accrued expenses	$ 15,638	$ 14,297
Commissions payable	23,447	24,395
Deposits	1,500	-
Income taxes payable through parent company	1,086	-
Total liabilities	41,671	38,692
Stockholder's equity:		
Common stock, no par value, authorized 10,000 shares; 100 shares issued and outstanding	10,000	10,000
Retained earnings	87,938	83,777
Total stockholder's equity	97,938	93,777
	$ 139,609	$ 132,469

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Commissions and fees earned	$ 371,752	$ 347,542
Interest income	3,455	3,084
Gain on investment in NASDAQ Stock Market, Inc. Stock	-	6,815
FINRA one-time special payment	35,000	-
Other Income	1,967	5,091
	412,174	362,532
Expenses:		
Compensation and related payroll taxes	53,993	32,463
Commissions	269,491	251,962
Rent - Storage	3,292	3,175
Telephone	4,966	4,956
Insurance	30,665	25,983
Supplies and Office expense	9,716	9,975
Postage and printing	1,539	1,295
Licenses and permits	4,225	5,074
Dues and subscriptions	2,425	2,381
Travel and promotion	19,013	20,624
Professional services	5,151	6,296
Other	600	4,721
	405,076	368,905
Income before taxes	7,098	(6,373)
Provision for income taxes	2,937	578
Net income (loss)	$ 4,161	$ (6,951)

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2007 and 2006

	Common Stock	Retained Earnings	Total
Balance, December 31, 2005	10,000	90,728	100,728
Net income (loss) - 2006	-	(6,951)	(6,951)
Balance, December 31, 2006	10,000	83,777	93,777
Net Income - 2007	-	4,161	4,161
Balance, December 31, 2007	$ 10,000	$87,938	$ 97,938

The accompanying notes are an integral part of these financial statements.

WELLINGTON SECURITIES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ 4,161	$ (6,951)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Changes in operating assets and liabilities:		
Deferred income taxes	(53)	191
Commissions receivable	(5,044)	4,519
Miscellaneous accounts receivable	2,665	(1,865)
Prepaid expenses	-	444
Decrease (increase) in value of Nasdaq stock	-	52,770
Accounts payable and accrued expenses	1,341	(18,546)
Commissions payable	(948)	44
Deposits	1,500	-
Income taxes payable through parent company	1,086	(3,730)
Net cash provided by operating activities	4,708	26,876
Net increase in cash	4,708	26,876
Cash at beginning of year	97,680	70,804
Cash at end of year	$102,388	$97,680
Supplemental cash flow disclosures		
Income taxes paid	$ 800	$ 2,076
Interest paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Wellington Securities, Inc. (the "Company") was incorporated June 25, 1985 and began business in September 1985. The Company is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). It transacts trades in equity securities through other brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. The Company is a wholly-owned subsidiary of San Francisco Rail, Inc.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash balances at two separate banks each with FDIC insurance of up to $100,000. At December 31, 2007 and 2006 cash balances did not exceed the FDIC limit. Additional deposits were maintained with a clearing broker, which is insured by SIPC.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.48 to 1 and 0.48 to 1 at December 31, 2007 and 2006, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2007 and 2006, the Company had net capital as defined of $86,679 and $80,055 respectively, which exceeded the minimum requirement of $5,000. However, it should be noted that in order to diminish the clerical effort of interim reporting, the Company must maintain a minimum net capital of 120% of the minimum required capital.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places stock and bond transactions on a "fully-disclosed" basis with clearing broker-dealers, since it carries no margin accounts, except through the clearing brokers, and since it promptly transmits all customer funds, delivers all customer securities and does not otherwise hold funds or securities of customers.

4. Income Taxes

The Company files consolidated income tax returns with its parent. Income tax expenses are recognized on a separate company basis and remitted to the parent company. The following is the computation of income tax expense. The deferred tax benefit recognized is due to timing differences in the deduction of California Franchise tax:

4. Income Taxes (continued)

2007	California	Federal	Expense
Income before income taxes	$ 7,098	$ 7,098	
Adjustment for 50% of entertainment expense and certain dues	5,948	5,948	
	13,046	13,046	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 1,153	800	1,153
Federal base		$ 12,246	
Federal tax at 15%		$ 1,837	
Deferred income taxes		(53)	
Federal income tax expense		$ 1,784	1,784
Total income tax expense			$ 2,937

2006	California	Federal	Expense
Income (loss) before taxes	$(6,373)	$(6,373)	
Adjustment for club dues and 50% of entertainment expense	4,615	4,615	
	(1,758)	(1,758)	
California Franchise tax at 8.84% (minimum $800, deducted in subsequent year)	$ 800	2,076	$ 800
Federal base		$ (3,834)	
Federal tax recovery		$ (413)	
Deferred income taxes adjustment		191	
Federal income tax expense		$ (222)	(222)
Total income tax expense			$ 578

WELLINGTON SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

Stockholder's equity	$ 97,938
Less non-allowable assets:	
Deferred income tax benefit	173
Accounts receivable, not allowed	8,286
Prepaid expense	2,800
	11,259
Net Capital	86,679
Greater of 6-2/3% of aggregate indebtedness of $41,671 or $5,000	5,000
Net Capital in excess of requirement	$ 81,679
Ratio of aggregate indebtedness ($41,671) to net capital ($86,679)	0.48 to 1

There were no differences between the Company's submitted amounts for net capital and aggregate indebtedness and the audited amounts.

SUPPLEMENTARY INFORMATION

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors
Wellington Securities, Inc.
San Francisco, California

In planning and performing our audits of the financial statements of Wellington Securities, Inc. (the "Company"), for the year ended December 31, 2007 and the supplemental schedule as of December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described I the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 20, 2008

END